21002781

SEC
Mail Processing
Section
MAR 02 2021
Washington DC
416

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceros Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Research Blvd, Suite 530 Rockville, MD
(No. and Street)

20850
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, CPA
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Goldwasser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Financial Services, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF FLORIDA
COUNTY OF Dade

The foregoing instrument was acknowledged before me by means of (x) physical presence or(_____) online notarization this 22 day of February, 20 21

By Mark Goldwasser

Personally Known ____ OR produced identification ✓

Type of Identification Produced New York State DL

NOTARY PUBLIC STATE OF FLORIDA

OSCAR ROCA
MY COMMISSION # GG 133220
EXPIRES: August 9, 2021
Bonded Thru Budget Notary Services

Ceros Financial Services, Inc.

Financial Statements

Year Ended

December 31, 2020

SEC ID 8-47955 Financial Statement and Supplemental Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission Section 1.17 of the Regulations Under the Commodity Exchange Act as a Public Document

For the Year Ended December 31, 2020

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ceros Financial Services, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Prior Period Restatement

As discussed in Note 12 to the financial statements, the Company restated its accumulated deficits balance as of December 31, 2019 to correct an overstatement of revenue as previously reported in its 2019 and 2018 financial statements in accordance with *ASU 2014-09 – Revenue Recognition from Contracts with Customers (Topic 606)*. Our opinion is not modified with respect to this matter.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2018.

Glen Allen, Virginia
February 26, 2021

CEROS FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2020

CONTENTS

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$ 1,840,786
Receivable from Clearing Firm	85,363
Right of Use Asset - Net	329,162
Deposits with Clearing Firms	655,000
Accounts Receivable	767,202
Deferred Tax Asset	79,820
Prepaid Expenses and Deposits	90,088
Property and Equipment – Net	32,033
Total Assets	$3,879,454

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES

Accounts Payable and Accrued Expenses	$1,596,470
Operating Lease Liability	339,020
Paycheck Protection Program Loan	252,200
Settlement Payable	75,000
Total Liabilities	2,262,690

STOCKHOLDER'S EQUITY

Common Stock	1,150,000
Additional Paid in Capital	131,443
Preferred Stock	900,000
Accumulated Deficits	(564,679)
Total Stockholder's Equity	1,616,764
Total Liabilities and Stockholder's Equity	$3,879,454

See accompanying notes to financial statements.

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Commissions	$2,644,806
Managed Account Service Fees	39,880
Private Placements	2,279,548
Sale of Investment Company Shares	4,829,885
Other Advisory Income and Reimbursements	75,936
Interest and Dividends	49,762
Other Income	749,432
Total Revenue	10,669,249
EXPENSES	
Commissions and Other Compensation	2,836,447
Compensation and Benefits	1,163,018
Clearing, Transaction, and Related Costs	2,632,425
Private Placement Costs	2,175,785
Commissions Paid to Affiliate	12,943
Business Development and Occupancy	374,743
Depreciation	10,555
Professional Fees and Other Operating Expenses	851,082
Dues and Subscriptions	43,554
Other Expense	190,418
Total Expenses	10,290,970
Net Income before Income Tax Expense	378,279
Income Tax Expense	(65,840)
Net Income	$ 312,439

See accompanying notes to financial statements.

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Add'l Paid in Capital	Preferred Stock	Accumulated Deficits	Total
Balance January 1, 2020, as restated (see Note 12)	$1,150,000	$131,443	$900,000	$(877,118)	$1,304,325
Net Income	0	0	0	312,439	312,439
Balance December 31, 2020	$1,150,000	$131,443	$900,000	$(564,679)	$1,616,764

See accompanying notes to financial statements.

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 312,439
Adjustments to reconcile Net Income to Net Cash from Operating Activities:	
Depreciation	10,555
Non-Cash Lease Expense	3,351
Deferred Income Taxes	57,364
Change in Assets and Liabilities:	
Receivable from Clearing Firm	(59,265)
Accounts Receivable	(251,872)
Prepaid Expenses & Deposits	(7,900)
Accounts Payable and Accrued Expenses	806,256
Settlement Payable	(75,000)
Net Cash from Operating Activities	795,928
Net Cash from Investing Activities	
Purchases of Property and Equipment	(34,449)
Net Cash from Financing Activities	
Proceeds from Paycheck Protection Program Loan	252,200
Net change in cash and cash equivalents	1,013,679
CASH AND CASH EQUIVALENTS	
Cash and Cash Equivalents, Beginning of the Year	827,107
Cash and Cash Equivalents, End of the Year	$ 1,840,786
Supplemental Cash flow information	
Cash paid for income taxes	$4,587.

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc., a Maryland corporation, (the "Company") primarily engages in providing investment services to its clients on an application way basis. The Company operates as an introducing broker-dealer in which all brokerage activity is handled by a clearing broker-dealer, National Financial Services, LLC (NFS), under a fully disclosed clearing arrangement. The Company is a wholly owned subsidiary of DGB Holding, LLC (DGB) and a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association, and various state securities commissions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

Revenue Recognition

Commissions: The Company receives commissions for the sale of mutual funds and other financial products to customers. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. Revenue from the sale of other financial products is recorded on the settlement date, which approximates the trade date. The Company believes the performance obligation is satisfied on the settlement date, which approximates the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Investment Brokerage Fees: The Company buys and sells securities on behalf of certain customers. Trades are run through the clearing firm, NFS, and also by direct trades by Registered Representatives. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Sale of Investment Company shares are fees generated from 12b-1 transactions earned on the funds of the Advisor as noted in the selling agreements between the Company and the Advisor. Commission revenue and related clearing expenses are recorded on the settlement date, which approximates the trade date. The Company believes the performance obligation is satisfied on the settlement date, which approximates the trade date, because that is after the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Revenue: Managed Account Service (MAS) revenue is run through the Company as pass thru revenue with offsetting expenses. Other Advisory Income and Investments are billings to Registered Representatives for expense incurred by the Company and are to be paid back by the Registered Representative per the agreement between the Representative and the Company. Interest and Dividends are earned on Margin Debit Interest, Free Credit Interest and Escrow Interest of securities held in customer accounts. Other Income is miscellaneous fees that are collected by NFS from the client accounts held at NFS. Fees from these other revenue accounts are received throughout the year and are recognized in the period for which the services are provided.

Private Placement Fees: The Company provides advisory services in raising capital. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2020:

Performance obligations satisfied at a point in time	$10,509,247
Performance obligations satisfied over time	160,002
	$10,669,249

The Company had no contract assets or contract liabilities at January 1, 2020 or December 31, 2020. The Company had accounts receivable related to contracts with customers of $444,576 at January 1, 2020 and $585,440 at December 31, 2020.

Concentration of Credit Risk – As of December 31, 2020, the Company held substantially all of its cash and cash equivalents with BB&T Bank and Capital One Bank. As of December 31, 2020, the Company had money in accounts at BB&T uninsured in the amount of $678,102 and money in a deposit account held at the Clearing Firm per the clearing agreement in excess of the insured amount of $400,000. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. If this institution fails under their obligations as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less, when purchased, to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment, net – Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly, improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods, using useful lives of five years. Depreciation expense was $10,555 for 2020.

Depreciable Property as of December 31, 2020 were as follows:

Website	$ 51,109
Furniture and Equipment	155,891
Leasehold Improvement	11,342
Subtotal	218,342
Accumulated Depreciation	(186,309)
Property and Equipment, net	$32,033

New Accounting Guidance – In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL"). The Company adopted the standard on January 1, 2020 using the modified retrospective approach to the earliest period presented. This guidance requires the use of the current expected credit loss model that is based on expected losses, rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes accounts receivable and certain off-balance sheet arrangements. The adoption of this standard did not have a material impact on the Company's financial statements.

Accounts Receivable recorded on the Company's statement of financial condition are cleared through NFS. Receivables from NFS consist of the following: (i) Deposits with the Company's Clearing Agency to support the Company's trading activities and (ii) net settlement receivables for net profit earned as of December 31, 2020.

The Company has minimal historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary at December 31, 2020.

Leases – The Company records all leasing activity with initial terms in excess of twelve months on the statement of financial condition with a right to use asset and a lease liability based on the net present value of rental payments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with the Codification Topic 740, *Income Taxes* (ASC 740) which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 3 – RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY

The Company's lease portfolio consists of two operating leases. One operating lease is for office space in Rockville, Maryland with a lease expiring December 31, 2024. The other operating lease is for a copier with a lease expiring March 31, 2024. An operating right of use asset and operating lease liability are included on the accompanying statement of financial condition using a discount rate of 5%, the Company's estimated incremental borrowing rate. The Company elected the practical expedient to account for the non-lease components for all asset classes. Cash paid for the amounts included in the measurement of the operating lease liability was $114,383 for the year ended December 31, 2020.

Future maturities of the operating lease liability as of December 31, 2020 are as follows:

Year	Amount
2021	118,085
2022	121,443
2023	124,902
2024	1,536
	365,966
Less: discount to present value	(26,946)
	$339,020

Rent expense for the year ended December 31, 2020 amounted to $110,188.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,425,416 which was $1,312,288 in excess of its required net capital of $113,128. The Company's ratio of aggregate indebtedness to net capital was 119.05 to 1.

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is related, through common ownership and control, to Advisors Preferred, LLC and AtCap Partners, LLC. The Company has agreements with these affiliates where by expenses incurred by the Company on behalf of the affiliates will be paid back monthly. There are also overhead expenses allocated back to Advisors Preferred, LLC and AtCap Partners, LLC based on an allocation percentage which is updated periodically based on Company personnel job duties, additions, or reductions to personnel. The monthly allocations for the year ended December 31, 2020 were between $87,754 and $94,747 for Advisors Preferred, LLC and between $14,514 and $15,161 for AtCap Partners, LLC. For the year ended December 31,2020, the Company earned revenue of $1,599,473 from Private Placement affiliates.

The Company maintains an expense agreement with Spectrum Financial, Inc. to allocate for employee time and space as appropriate for joint employees in the amount of $20,666 monthly.

NOTE 7 - CAPITAL STRUCTURE

As of December 31, 2020, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance. In addition to previously authorized and issued common stock, the Company is authorized to issue up to 10,000 shares of Series A Preferred Stock. There are 9,000 shares issued and outstanding at $100 per share as of December 31, 2020. There are no voting rights and no redemption rights associated with the Preferred Stock.

NOTE 8 - PENSION PLAN

The Company has a defined Safe Harbor 401k plan. Matching contributions are made to individual accounts of eligible employees based on the percentages contributed by each employee. Employees meeting certain age and service requirements participate in the plan. The company matched $78,536 for the year ended December 31, 2020.

NOTE 9 – INCOME TAXES

The following table presents the components of income tax expense for the year ended December 31, 2020:

Current tax expense	$ 8,476
Deferred tax expense	57,364
Income tax expense	$65,840

The tax effects of temporary differences that give rise to significant portions of deferred income taxes include unpaid dividends and the Company's net operating loss carryforward. For 2020, the Company has net operating loss carryforwards of approximately $324,136 which are set to expire starting in 2021 through 2026. The timing and manner in which the operating loss carryforwards may be utilized in any year will be limited by the Company's ability to generate future earnings and by limitations imposed due to certain changes in ownership.

NOTE 10 - ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2020 were $4,492. This expense is included on the Statement of Operations in Professional Fees and Other Operating Expenses.

NOTE 11 – CONSENT ORDER

The Company came to a settlement with the State of New Hampshire that requires the Company to pay fees to the state for acts performed by a non-registered independent representative. There were no allegations or findings that Ceros violated any laws. The settlement requires the Company to pay an administrative fine of $300,000 and legal costs of $100,000 for a total of $400,000. The first two installments of $87,500 were made in November 2017 and June 2018, the third and fourth installments of $75,000 were made in June 2019, and June 2020 respectively, with the remaining installment of $75,000 due by June 30, 2021 and included in Settlement payable in the accompanying Statement of Financial Condition.

NOTE 12 – PRIOR PERIOD RESTATEMENT

During 2020, the Company determined that it's previously issued 2019 and 2018 financial statements understated expenses associated with 12b-1 revenue in accordance with U.S. GAAP. Accordingly, the Company has restated the December 31, 2019 accumulated deficits balance from a deficit of $699,213 as previously reported to a deficit of $877,118 as reported on the accompanying Statement of Changes in Stockholder's Equity for the year ended December 31, 2020. This prior period restatement resulted in an increase to the net operating loss carryforward of $86,899 and $87,255 for 2019 and 2018 respectively.

NOTE 13 – PAYCHECK PROTECTION PROGRAM LOAN

In response to the economic instability caused by COVID-19, the Coronavirus Aid Relief, and Economic Security Act (CARES Act) was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan (PPP Loan) to provide a direct incentive for employers to keep their employees on the payroll. The PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities during the covered period, as further defined in the CARES Act.

In May 2020, the Company was funded a PPP Loan in the amount of $252,200, with an interest rate of 1%, but payments were not required to begin until 6 months after the date of funding. The Company is eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements and incurring qualified costs. The PPP Loan was uncollateralized and fully guaranteed by the Small Business Administration.

As of December 31, 2020, the Company had used all loan proceeds for qualifying costs and is awaiting forgiveness from the Small Business Administration. The loan has been recorded on the accompanying statement of financial condition as a liability until the forgiveness application has been approved. Upon forgiveness, the Company will recognize the amount of the loan forgiven as income.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2021, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2020

SCHEDULE I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Statement of Financial Condition	$ 1,616,764
Deductions and/or Changes:	
Non-Allowable Assets from Statement of Financial Condition	
Receivables, Prepaids, Deposits, and PPE	430,123
Other Additions or Allowable Credits:	
Paycheck Protection Program Loan	238,900
Net Capital before Haircuts	1,425,541
Haircuts on Securities	125
Net Capital	$ 1,425,416

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	113,128
Minimum Dollar Net Capital Requirement	$ 75,551
Net Capital Requirement	$ 113,128
Excess Net Capital	$ 1,312,288
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 1,255,722

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 1,696,916
Percentage of Aggregate Indebtedness to Net Capital	119.05%

There are no material differences in the computation of net capital in this report and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2020.

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2020

Schedule II – Computation for the Determination of the Reserve Requirements Pursuant to Rule 15(c)3-3 of the Securities & Exchange Commission

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ceros Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ceros Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Ceros Financial Services, Inc. stated that Ceros Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ceros Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ceros Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

Glen Allen, Virginia
February 26, 2021

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

EXEMPTION REPORT

December 31, 2020

Ceros Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. sec 240.17a-d, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. sec 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. sec 240.15c3-3 under the following provisions of 17 C.F.R. sec 240.15c3-3(k):

   (k)Exemptions.

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   (ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Mark Goldwasser, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Ceros Financial Services, Inc.
Mark Goldwasser
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16(C)(5) FOR AN INTRODUCING BROKER REGISTERED UNDER CFTC REGULATION 3.10

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

In planning and performing our audit of the financial statements of Ceros Financial Services, Inc. (the "Company"), as of and for the year ended December 31, 2020 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16(c)(5) of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in CFTC Regulation 1.16(d) which include a study of the accounting system, the internal accounting controls, the procedures for safeguarding customer and firm assets and in making periodic computations of the minimum financial requirements pursuant to CFTC Regulation 1.17(a)(1)(i)(d). Because the Company is not a futures commission merchant as defined by CFTC Regulation 1.3(p), we did not review the practices and procedures relating to daily computations of the segregation requirements required by Section 4d(a)(2) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Keiter
Your Opportunity Advisors
Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632
www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on CFTC Regulation 1.16 under the Commodity Exchange Act in their regulation of introducing registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

Glen Allen, Virginia
February 26, 2021

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Ceros Financial Services, Inc. (the "Company"), and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ceros Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

Glen Allen, Virginia
February 26, 2021

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

filed 1-26-21

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12-31-2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47955 FINRA DEC
Ceros Financial Services, Inc
1445 Research Blvd, Ste 530
Rockville, MD 20850-6197

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

AMENDED

submitted Amended on 2.24.21

2. A. General Assessment (item 2e from page 2) $ ~~3364.48~~ 2122.66

B. Less payment made with SIPC-6 filed (exclude interest) (~~1640.54~~ 3364.48)

7/28/2020 ; 1.26.21
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) ~~1723.94~~

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~1723.94~~ (1241.82)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $ ~~1723.94~~

H. Overpayment carried forward $(1241.82)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ceros Financial Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Amended 24, February, 2021

Dated the 26 day of January, 2021.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period
beginning 01-01-2020
and ending 12-31-2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$~~8,903,264~~ 8493320
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	~~6,173,263~~ 6591200
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	479,586
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	160
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7,268	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	7,268
Total deductions	~~6,660,277~~ 7078214
2d. SIPC Net Operating Revenues	$~~2,242,987~~ 1415106
2e. General Assessment @ .0015	$~~3,364~~ 2122.66
	(to page 1, line 2.A.)